# TERYL RESOURCES CORP.



02060782

December 19, 2002

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

## Re: Teryl Resources Corp. - File No. 82-2026

Dear Sirs:

Please find enclosed an insider report for John Robertson of Teryl Resources Corp. dated December19, 2002.

If you have any questions or require further information please contact me at your convenience.

Yours truly,

Jennifer Lorette
Insider Reports

jhl
Enclosure

# FORM 55-102F6
# INSIDER REPORT

(See instructions on the back of this report)

## BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

## BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER

4

CHANGE IN RELATIONSHIP FROM LAST REPORT  ☐ YES  ☒ NO

| | DD | MM | YY |
|---|---|---|---|
| DATE OF LAST REPORT FILED | 17 | 12 | 02 |
| OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER | DD | MM | YY |

## BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME
ROBERTSON

GIVEN NAMES
JOHN

NO. 11871  STREET HORSESHOE WAY  APT 1103

CITY RICHMOND

PROV BRITISH COLUMBIA  POSTAL CODE V7A 5H5

BUSINESS TELEPHONE NUMBER
604 - 278 - 5996 EXT

BUSINESS FAX NUMBER
604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT  ☐ YES  ☒ NO

## BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA  ☐ ONTARIO
☒ BRITISH COLUMBIA  ☐ QUÉBEC
☐ MANITOBA  ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

## BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

| A DESIGNATION OF CLASS OF SECURITIES | B BALANCE OF CLASS OF SECURITIES ON LAST REPORT | C TRANSACTIONS DATE DD | MM | YY | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE / EXERCISE PRICE | $ US | D PRESENT BALANCE OF CLASS OF SECURITIES HELD | E DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION | F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| COMMON | 1 752 064 | | | | | | | | | 1 752 064 | 1 | |
| OPTION | 1 000 000 | | | | | | | | | 1 000 000 | 1 | |
| COMMON | 1 686 500 | 17 | 12 | 02 | 10 | | 10 000 | $0.43 | | 1 676 500 | 2 | ACCESS INFO. SERV. |
| COMMON | | 17 | 12 | 02 | 10 | | 25 000 | $0.41 | | 1 651 500 | 2 | ACCESS INFO. SERV. |

## BOX 6. REMARKS

ATTACHMENT  ☐ YES  ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE  ☒ ENGLISH  ☐ FRENCH

KEEP A COPY FOR YOUR FILE

OSC 55-102F6 Rev. 2002 / 2 / 8  VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

## BOX 7. SIGNATURE

SIGNATURE

NAME (BLOCK LETTERS)
JOHN ROBERTSON

| DATE OF THIS REPORT | DD | MM | YY |
|---|---|---|---|
| | 19 | 12 | 02 |